Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated December 2, 2015

(Relating to Preliminary Prospectus Supplement Dated December 1, 2015)

Registration Statement File No. 333-208283

This free writing prospectus relates to STORE Capital Corporation’s preliminary prospectus supplement, dated December 1, 2015 (the “Preliminary Prospectus Supplement”), and the related prospectus (the “Prospectus”) forming part of STORE Capital Corporation’s registration statement on Form S-3 (File No. 333-208283). The information in this free writing prospectus supplements the Preliminary Prospectus Supplement and the Prospectus. In all other respects, this free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the Prospectus. Unless the context requires otherwise, references in this free writing prospectus to “we,” “our” and “us” refer to STORE Capital Corporation and its subsidiaries.

Offering Size and Sale of Shares by Our Controlling Stockholder

We are offering 14,000,000 shares of our common stock in this offering. STORE Holding Company, LLC, who is our controlling stockholder and whom we refer to as the selling stockholder or STORE Holding, has granted the underwriters the option, exercisable within 30 days after the date of this free writing prospectus, to purchase up to an additional 2,100,000 shares from the selling stockholder at the public offering price less the underwriting discounts and commissions.

We will not receive any of the proceeds from the sale of shares by the selling stockholder in this offering. Pursuant to the registration rights agreement that we have entered into with the selling stockholder, we will pay all expenses incident to this offering, other than underwriting discounts and commissions on the sale of shares by the selling stockholder and certain out-of-pocket expenses of the selling stockholder.

Controlled Company

Prior to this offering, we have elected to be treated as a “controlled company” (within the meaning of the rules of the New York Stock Exchange, or NYSE) because more than 50% of our common stock has been owned directly by the selling stockholder, which is owned directly and indirectly by certain investment funds managed by Oaktree Capital Management, L.P.

If the underwriters elect to purchase 2,006,762 or more shares in this offering pursuant to their option to purchase additional shares from the selling stockholder, then the selling stockholder will beneficially own 50% or less of our common stock immediately following this offering and we will cease to be a controlled company. In that event, we will have a transition period of one year within which we must comply with the NYSE’s listing standards that apply to non-controlled companies. These include standards that require a majority of our directors to be “independent” within the meaning the NYSE listing standards and that require us to have an independent nominating and corporate governance committee and an independent compensation committee. We currently expect that we will satisfy these requirements within the applicable transition period. In addition, pursuant to our stockholders agreement with STORE Holding, STORE Holding currently has the right to nominate a majority of our board of directors, or five of our nine-member board of directors. However, if STORE Holding’s ownership of our common stock falls below 50% but is greater than or equal to 40%, then STORE Holding must take all necessary action to cause one of its designated members to offer to tender his resignation. Even if the underwriters fully exercise their option to purchase additional shares and STORE Holding’s beneficial ownership of our common stock is reduced to 49.9% following this offering, STORE Holding will in effect continue to have the ability to exert influence over our management and policies even though it will no longer beneficially own a majority of our outstanding common stock.

The Selling Stockholder

The selling stockholder has granted the underwriters the option to purchase up to an additional 2,100,000 shares in this offering. The shares of common stock being offered by the selling stockholder were acquired by the selling stockholder prior to our initial public offering. For further information regarding material relationships and transactions between us and the selling stockholder, we refer you to the section of our 2015 proxy statement, which is incorporated by reference into the Preliminary Prospectus Supplement, under the caption “Certain Relationships and Related Party Transactions.”

The following table sets forth the number of shares the selling stockholder is offering for sale in this offering and the selling stockholder’s beneficial ownership of our common stock before and after this offering. Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission. The address of the selling stockholder is c/o STORE Capital Corporation, 8501 East Princess Drive, Suite 190, Scottsdale, Arizona 85255.

	Shares Beneficially Owned Before this Offering		Number of Shares of Common Stock Offered Hereby(2)	Shares Beneficially Owned After this Offering
Name of selling stockholder	Number	Percentage(1)		Number(2)	Percentage(1)(2)

STORE Holding Company, LLC(3)	72,436,144	57.1%	—	72,436,144	51.4%

(1)	Based on 126,858,765 shares outstanding as of November 30, 2015.

(2)

The table above assumes that the underwriters do not exercise their option to purchase up to an additional 2,100,000 shares of common stock from the selling stockholder. If the underwriters fully exercise this option, the selling stockholder will beneficially own 70,336,144 shares of common stock, or approximately 49.9% of the number of shares of common stock outstanding, immediately after this offering.

(3)

The issued and outstanding units of STORE Holding consist of 983,826 Series A units, which are held as follows: 425,000 are held by OCM STR Holdings, L.P.; 312,500 are held by OCM STR Holdings II, L.P.; 137,776 are held by OCM STR Co-Invest 1, L.P.; and 108,550 are held by OCM STR Co-Invest 2, L.P.

The general partner of each of OCM STR Holdings, L.P. and OCM STR Holdings II, L.P. is OCM FIE, LLC. The managing member of OCM FIE, LLC is Oaktree Capital Management, L.P. The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc. The sole shareholder of Oaktree Holdings, Inc. is Oaktree Capital Group, LLC. The duly elected manager of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan and David M. Kirchheimer. Each of the managing members, general partners, shareholder, unit holders and members described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by OCM STR Holdings, L.P. or OCM STR Holdings II, L.P., except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The general partner of OCM STR Co-Invest 1, L.P. is Oaktree Real Estate Opportunities Fund V GP, L.P. The general partner of OCM STR Co-Invest 2, L.P. is Oaktree Real Estate Opportunities Fund VI GP, L.P. The general partner of each of Oaktree Real Estate Opportunities Fund V GP, L.P. and Oaktree Real Estate Opportunities Fund VI GP, L.P. is Oaktree Fund GP IIA, LLC. The managing member of Oaktree Fund GP IIA, LLC is Oaktree Fund GP II, L.P. The general partner of Oaktree Fund GP II, L.P. is Oaktree Capital II, L.P. The general partner of Oaktree Capital II, L.P. is Oaktree Holdings, Inc. The sole shareholder of Oaktree Holdings, Inc. is Oaktree Capital Group, LLC. The duly elected manager of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan and David M. Kirchheimer. Each of the general partners, managing members, shareholder, unit holders and members described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by OCM STR Co-Invest 1, L.P. or OCM STR Co-Invest 2, L.P., except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

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STORE Capital Corporation has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Goldman, Sachs & Co., via telephone: (866) 471-2526, email: prospectus-ny@ny.email.gs.com, or standard mail: Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attention: Prospectus Department; Credit Suisse Securities (USA) LLC, via telephone: (800) 221-1037, email: newyork.prospectus@credit-suisse.com, or standard mail: Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY 10010, Attention: Prospectus Department; or Morgan Stanley & Co. LLC, via telephone: (866) 718-1649, email: prospectus@morganstanley.com, or standard mail: Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department.

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